UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12B-25

Commission File No. 0-230 17

NOTIFICATION OF LATE FILING

Check One : (  ) Form 10-KSB  (  ) Form 11-K  (  ) Form 20-F  ( X ) Form 10-QSB   (  ) Form N-SAR
For Period Ended :     June 30, 2001

Part I.  Registrant Information

CHOICETEL COMMUNICATIONS, INC.
(Name of small business issuer in its charter)

Minnesota	41-1649949
(State or other jurisdiction of	(I.R.S. Employer Identification No.)
incorporation or organization)

15500 Wayzata Blvd.  #1029, Wayzata, Minn.  55391
(Address of principal executive offices)

Issuer’s telephone number:     (952) 249-1807

Part II.  Rule 12b-25  (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

☒     (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒     (b)  The subject form 10-QSB will be filed on or before the 5th calendar day following the prescribed due date; and

☐     (c)  The accountant’s statement or other exhibit required by Rule 12b-25( c) has been attached if applicable.

Part III.  Narrative

State below in reasonable detail the reasons why Form 10-QSB could not be filed within the prescribed time period.

The registrant is unable to file its form 10-QSB for its quarter  ended June 30, 2001 by the prescribed date of August 14, 2001 because it is awaiting tax guidance on the sale of its stock in its subsidiary.

Part IV.   Other information

(1)	Name and telephone number of person to contact in regard to this notification:
Jack Kohler (952)-249-1807 or fax (952)-249-1803

(2)	Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months been filed?
	☒ Yes	☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report?
	☒ Yes	☐ No

If yes, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On May 8, 2001 the Company disposed of all of its stock in its subsidiary.  The Company is seeking tax guidance in order to quantify the accounting effect.

CHOICETEL COMMUNICATIONS, INC.
(Name of registrant in its charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 15, 2001	By: /s/ Jack Kohler

Jack Kohler, Chief Financial Officer